Dated March 1, 2023
Registration Statement No. 333-253559-01
Relating to
Preliminary Prospectus Supplement March 1, 2023 and
Prospectus dated February 26, 2021

$650,000,000 5.850% NOTES DUE 2053

Issuer:	Simon Property Group, L.P.
Legal Format:	SEC Registered
Expected Ratings*:	A3 (stable) / A- (stable) (Moody’s/S&P)
Size:	$650,000,000
Maturity Date:	March 8, 2053
Coupon (Interest Rate):	5.850% per annum
Interest Payment Dates:	March 8 and September 8, commencing September 8, 2023
Benchmark Treasury:	4.000% due November 15, 2052
Benchmark Treasury Price and Yield:	100-20; 3.964%
Spread to Benchmark Treasury:	195 basis points
Yield to Maturity:	5.914%
Initial Price to Public:	99.106% plus accrued interest from March 8, 2023 if settlement occurs after that date
Redemption Provision:	Make-whole call prior to September 8, 2052 based on U.S. Treasury +30 basis points or at par on or after September 8, 2052
Settlement Date**:	T+5; March 8, 2023
CUSIP / ISIN:	828807 DV6 / US828807DV66
Joint Book-Running Managers:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Mizuho Securities USA LLC

Scotia Capital (USA) Inc.

BBVA Securities Inc.

BNP Paribas Securities Corp.

PNC Capital Markets LLC

RBC Capital Markets, LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Fifth Third Securities, Inc. Regions Securities LLC Independence Point Securities LLC Roberts and Ryan Investments, Inc.
Use of Proceeds:

The Issuer intends to use the net proceeds of the offering to fund the planned optional redemption of its 2.750% notes due June 2023 and its floating rate notes due January 2024 (with interest reset quarterly at compounded SOFR plus 0.43%, resulting in interest of 3.94% at December 31, 2022), and to use any remaining net proceeds for general corporate purposes, including to repay other unsecured indebtedness.

The Issuer has concurrently priced $650,000,000 aggregate principal amount of 5.500% senior unsecured notes due 2033.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

*A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers of the notes who wish to trade the notes on the date hereof will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the notes who wish to trade the notes before the second business day prior to the settlement date should consult their own advisor.

An affiliate of BNY Mellon Capital Markets, LLC, one of the underwriters, is the trustee under the indenture governing the notes.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you make a decision to invest, you should read the prospectus in that registration statement and the related preliminary prospectus supplement and other documents the Issuer has filed with the Securities and Exchange Commission for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request it by contacting Citigroup Global Markets Inc. toll-free at (800) 831-9146; J.P. Morgan Securities LLC collect at (212) 834-4533; Mizuho Securities USA LLC toll-free at (866) 271-7403; or Scotia Capital (USA) Inc. toll-free at (800) 372-3930.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.